SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-130230) OF ChipMOS TECHNOLOGIES (BERMUDA) LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: March 13, 2006	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contact:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. David Pasquale The Ruth Group 646-536-7006 dpasquale@theruthgroup.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2005 RESULTS

Hsinchu, Taiwan, March 14, 2006 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results for the fourth quarter and full fiscal year ended December 31, 2005. All U.S. dollar figures in this release are based on the exchange rate of NT$32.85 against US$1.00 as of December 30, 2005.

Revenue for the fourth quarter of 2005 was NT$4,282.9 million or US$130.4 million, an increase of 16% from NT$3,678.7 million or US$112.0 million for the same period in 2004. On a consolidated basis, the gross margin for the fourth quarter of 2005 was 31%, compared to 23% for the same period in 2004. Net income for the fourth quarter of 2005 was NT$475.8 million or US$14.5 million, and NT$7.03 or US$0.21 per common share, compared to net income of NT$106.4 million or US$3.2 million, and NT$1.59 or US$0.05 per common share, for the same period in 2004.

Revenue for the fiscal year ended December 31, 2005 was NT$15,214.0 million or US$463.1 million, an increase of 1% from NT$15,035.8 million or US$457.7 million for the fiscal year ended December 31, 2004. On a consolidated basis, the gross margin for the full year of 2005 was 26%, compared to 28% for the full year of 2004. The decrease in gross margin in 2005 was primarily due to low utilization rates in the first quarter of 2005. Net income for the fiscal year ended December 31, 2005 was NT$928.2 million or US$28.3 million, and NT$13.74 or US$0.42 per common share, compared to net income of NT$1,675.9 million or US$51.0 million, and NT$26.54 or US$0.81 per common share, for the fiscal year ended December 31, 2004. The impact of impairment loss of fixed assets and goodwill that the Company recognized in 2005 was approximately NT$4.41 or US$0.13 per common share. Full year results were also impacted by higher tax expenses and costs associated with the Company’s interest in bonuses paid by subsidiaries.

The unaudited consolidated financial results of ChipMOS for the fourth quarter and the fiscal year ended December 31, 2005 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, ChipMOS Logic TECHNOLOGIES INC. (which was merged into ThaiLin Semiconductor Corp. on December 1, 2005), CHANTEK ELECTRONIC CO., LTD. (which was merged into ChipMOS TECHNOLOGIES INC. on November 21, 2005), Modern Mind Technology Limited and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We were able to deliver 12% growth in revenue for the fourth quarter of 2005, compared to the third quarter of 2005 even though we had some temporary revenue delays as a result of mergers involving two of our subsidiaries in the fourth quarter. This growth was primarily due to the higher utilization rates for both memory and LCD driver IC production lines as a result of strong end market demand and a price increase in LCDD resulting from tight backend capacity. We also continued building long-term customer relationships, with the recent announcement of our contract with Spansion LLC. With more and more companies increasingly outsourcing testing and assembly services, we are currently well positioned to meet the demand in the markets we serve.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We continued to maintain our controls on expense and capex to maximize our profits, while providing our customers with the superior service and engineering support. Gross margin for the fourth quarter of 2005 was 31%, higher than previously expected due to higher utilization rates, an improved pricing environment and a favorable product mix. We currently believe a gross margin at the high 20% level is sustainable as we focus on higher margin business, while benefiting from increased utilization rates. We are also pleased with our ongoing ramp in China. We are committed to this market and currently plan to invest an additional US$100 million in 2006. We currently also plan to invest approximately US$140 million in support of our new business with Spansion LLC in 2006, and approximately US$60 million to US$80 million in support of our DDR II testing and 12”

assembly capabilities. Between US$50 million to US$100 million is expected to be invested in our routine capacity expansion on LCD driver IC in Taiwan. While we currently expect 60% to 65% of our capex investments will occur in the first half of 2006 to meet existing demand levels, we remain very conservative and have no intention to invest more than we have to. We do not plan to invest in areas not tied to specific customer programs.”

Looking forward, Cheng, commented, “We remain cautiously optimistic about the market environments for the memory and LCD industries in 2006. We currently expect to achieve significant revenue growth this year led by growth in our flash, DDR II DRAM, and LCD driver IC businesses. Notably, we currently do not expect any decrease in demand in 2006 based on current customer forecasts. While the first quarter is traditionally slower for the industry, order rates this year remain high in support of existing end market demand. As a result, based on current customer forecasts and based on the exchange rate of NT$32.85 against US$1.00, we currently expect revenue for the first quarter of 2006 will be in the range of approximately US$127 million to US$130 million, with gross margin on a consolidated basis approximately in the range of approximately 28% to 30%.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed fourth quarter 2005 results on Monday, March 13, 2006 at 7:00PM EST (8:00AM, March 14, Taiwan time). The conference call-in number is 1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com.tw/. The playback will be accessible by dialing 1-201-612-7415 from 9:00PM EST on March 13 (10:00AM, March 14 Taiwan time) through 11:59PM EST, March 20 (12:59AM, March 21, Taiwan time). The account number to access the replay is 3055 and the confirmation ID number is 193685.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS ( http://www.chipmos.com.tw/ ) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended December 31, 2005 and 2004

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended December 31		Year ended December 31		3 months ended December 31
	2005 USD	2004 USD	2005 USD	2004 USD	2005 USD
Net Revenue	130.4	112.0	463.1	457.7	130.4
Cost of Revenue	89.3	86.3	342.8	330.5	89.2

Gross Profits	41.1	25.7	120.3	127.2	41.2

Operating Expenses
R&D	2.5	2.5	8.4	9.0	2.5
M&S	4.6	6.7	7.1	9.4	4.6
G&A	7.2	6.1	24.1	20.5	14.6

Total Operating Expenses	14.3	15.3	39.6	38.9	21.7

Income from Operations	26.8	10.4	80.7	88.3	19.5

Other Expenses, Net	(1.3)	(8.7)	(15.4)	(12.0)	(3.0)

Income before Income Tax, Minority Interests and Interest in Bonuses Paid by Subsidiaries	25.5	1.7	65.3	76.3	16.5

Income Tax Benefit (Expense)	0.2	4.1	(3.4)	4.3	(1.0)

Income before Minority Interests and Interest in Bonuses Paid by Subsidiaries	25.7	5.8	61.9	80.6	15.5

Minority Interests	(11.2)	(2.6)	(29.7)	(30.4)	(6.9)

Pre-acquisition Earnings	0.0	0.0	0.0	0.8	0.0

Interest in Bonuses Paid by Subsidiaries	0.0	0.0	(3.9)	0.0	0.0

Net Income	14.5	3.2	28.3	51.0	8.6

Earnings Per Share -Basic	0.21	0.05	0.42	0.81	0.13

Shares Outstanding (in thousands)-Basic	67,715	67,125	67,546	63,141	67,715

Note (1) : All U.S. dollar figures in this release are based on the exchange rate of NT$32.85 against US$1.00 as of December 30, 2005. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended December 31, 2005 and 2004

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended December 31		Year ended December 31		3 months ended December 31
	2005 NTD	2004 NTD	2005 NTD	2004 NTD	2005 NTD
Net Revenue	4,282.9	3,678.7	15,214.0	15,035.8	4,282.9
Cost of Revenue	2,934.4	2,833.0	11,262.6	10,857.5	2,931.0

Gross Profits	1,348.5	845.7	3,951.4	4,178.3	1,351.9

Operating Expenses
R&D	81.1	81.7	274.4	296.4	81.1
M&S	151.0	221.0	232.9	308.5	151.0
G&A	236.2	200.9	793.3	673.4	479.5

Total Operating Expenses	468.3	503.6	1,300.6	1,278.3	711.6

Income from Operations	880.2	342.1	2,650.8	2,900.0	640.3

Other Expenses, Net	(43.6)	(284.9)	(506.5)	(395.7)	(98.4)

Income before Income Tax, Minority Interests and Interest in Bonuses Paid by Subsidiaries	836.6	57.2	2,144.3	2,504.3	541.9

Income Tax Benefit (Expense)	6.2	133.2	(112.0)	141.8	(33.1)

Income before Minority Interests and Interest in Bonuses Paid by Subsidiaries	842.8	190.4	2,032.3	2,646.1	508.8

Minority Interests	(367.0)	(84.0)	(977.0)	(997.9)	(227.5)

Pre-acquisition Earnings	0.0	0.0	0.0	27.7	0.0

Interest in Bonuses Paid by Subsidiaries	0.0	0.0	(127.1)	0.0	0.0

Net Income	475.8	106.4	928.2	1,675.9	281.3

Earnings Per Share - Basic	7.03	1.59	13.74	26.54	4.15

Shares Outstanding (in thousands)-Basic	67,715	67,125	67,546	63,141	67,715

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of December 31, 2005 and 2004

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP		US GAAP
	Dec-05	Dec-04	Dec-05	Dec-04
	USD	USD	USD	USD
ASSETS
Cash & Cash Equivalents	140.2	147.6	140.2	147.6
Short Term Investments	5.7	86.2	5.8	86.4
Accounts and Notes Receivable	121.0	103.5	121.0	103.5
Inventories	19.1	20.1	19.1	20.1
Other Current Assets	19.8	29.4	19.8	29.5

Total Current Assets	305.8	386.8	305.9	387.1

Long-term Investments	12.3	19.6	11.8	19.4

Property, Plant & Equipment-Net	621.6	530.5	619.2	530.0
Intangible Assets	10.0	9.7	10.0	9.7
Other Assets	17.1	13.7	16.7	13.4

Total Assets	966.8	960.3	963.6	959.6

LIABILITIES
Current Liabilities	154.9	180.1	163.1	180.1
Long Term Liabilities	219.3	231.6	219.3	231.6
Other Liabilities	11.4	23.4	10.5	23.5

Total Liabilities	385.6	435.1	392.9	435.2

Minority Interests	239.8	215.9	235.6	215.9

SHAREHOLDERS’ EQUITY
Capital Stock	0.7	0.7	0.7	0.7
Common Stock Option Warrants	3.2	3.5	3.2	3.5
Deferred Compensation	(0.6)	(1.6)	(0.6)	(1.6)
Capital Surplus	271.4	277.4	259.8	265.7
Retained Earnings	67.0	36.0	72.1	47.0
Treasury Stock-Subsidiaries	0.0	(0.8)	0.0	(0.8)
Cumulated Translation Adjustment	(0.3)	(5.9)	(0.3)	(6.0)
Unrealized gain/loss on short-term investments	0.0	0.0	0.2	0.0
Unrealized loss on long-term investments	0.0	0.0	0.0	0.0

Total Equity	341.4	309.3	335.1	308.5

Total Liabilities & Shareholders’ Equity	966.8	960.3	963.6	959.6

Note (1) : All U.S. dollar figures in this release are based on the exchange rate of NT$32.85 against US$1.00 as of December 30, 2005. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of December 31, 2005 and 2004

Figures in Million of NT dollars (NTD)

	ROC GAAP		US GAAP
	Dec-05	Dec-04	Dec-05	Dec-04
	NTD	NTD	NTD	NTD
ASSETS
Cash & Cash Equivalents	4,607.0	4,849.1	4,607.0	4,849.1
Short Term Investments	186.1	2,832.6	189.2	2,839.5
Accounts and Notes Receivable	3,974.9	3,399.4	3,974.9	3,399.4
Inventories	627.5	661.0	627.7	661.0
Other Current Assets	651.4	965.7	651.4	965.8

Total Current Assets	10,046.9	12,707.8	10,050.2	12,714.8

Long-term Investments	404.1	642.4	387.1	636.8

Property, Plant & Equipment-Net	20,420.1	17,426.6	20,340.9	17,411.7
Intangible Assets	327.1	319.0	327.1	319.0
Other Assets	559.8	449.3	548.3	439.4

Total Assets	31,758.0	31,545.1	31,653.6	31,521.7

LIABILITIES
Current Liabilities	5,088.2	5,915.5	5,357.2	5,915.4
Long Term Liabilities	7,203.2	7,608.1	7,203.2	7,608.1
Other Liabilities	374.7	768.5	345.0	772.7

Total Liabilities	12,666.1	14,292.1	12,905.4	14,296.2

Minority Interests	7,878.1	7,092.5	7,740.7	7,092.9

SHAREHOLDERS’ EQUITY
Capital Stock	22.2	22.1	22.2	22.1
Common Stock Option Warrants	104.0	115.4	104.0	115.4
Deferred Compensation	(18.8)	(51.7)	(18.8)	(51.7)
Capital Surplus	8,917.1	9,113.3	8,537.3	8,726.6
Retained Earnings	2,200.8	1,180.9	2,368.6	1,542.9
Treasury Stock-Subsidiaries	0.0	(25.5)	0.0	(25.5)
Cumulated Translation Adjustment	(10.3)	(193.4)	(10.3)	(196.6)
Unrealized gain/loss on short-term investments	0.0	0.0	5.7	0.0
Unrealized loss on long-term investments	(1.2)	(0.6)	(1.2)	(0.6)

Total Equity	11,213.8	10,160.5	11,007.5	10,132.6

Total Liabilities & Shareholders’ Equity	31,758.0	31,545.1	31,653.6	31,521.7